FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934

                               December 19, 2003

                       Commission File Number 001-14978

                              SMITH & NEPHEW plc
                              (Registrant's name)

                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                           Form 20-F  X                 Form 40-F
                                     ---                          ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                           Yes                          No   X
                                ---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                           Yes                          No   X
                                ---                         ---


         [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                           Yes                          No   X
                                ---                         ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                                                Total Pages: 3


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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                 Smith & Nephew plc
                                                 (Registrant)


Date: December 19, 2003                     By:  /s/ Paul Chambers
                                                 ------------------------
                                                 Paul Chambers
                                                 Company Secretary



                                      2


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Smith & Nephew plc       T 44 (0) 207 401 7476            We are Smith & Nephew
15 Adam Street           F 44 (0) 207 960 2350
London WC2N 6LA          www.smith-nephew.com
England


Smith & Nephew Trading Update
Strong Performance in Orthopaedics

18 December 2003

Smith & Nephew is to give a trading update to investors and analysts today ahead of the close period preceding its Preliminary Results Announcement. The company will announce its preliminary results for 2003 on 5 February 2004 at noon GMT (7am EST). A meeting for analysts will take place in London later that day at 3pm GMT/10am EST. Investors outside the UK will be able to participate in the meeting via webcast and conference call.

Smith & Nephew has continued to deliver good top line growth in the second half, with underlying sales growth of 10% expected for the full year. Orthopaedics is continuing to perform strongly, with underlying sales growth of 16% expected for the year. Knee sales are growing 23% worldwide, and hips and trauma are growing 15% and 11% respectively. Endoscopy's underlying sales growth is expected to be 4% for the year with blade reuse and lower orders from HealthSouth impacting US growth. Advanced Wound Management is seeing its first half sales growth of 8% continue for the full year.

Chris O'Donnell, Chief Executive of Smith & Nephew said, "Smith & Nephew has sustained its momentum during the second half of 2003. Our strong Orthopaedics sales growth and overall margin improvement continue to give us confidence in meeting our EPSA growth goals."

Enquiries:

Smith & Nephew
Angie Craig                                     Tel:  +44 (0)20 7401 7646
Corporate Affairs Director

Financial Dynamics
David Yates                                     Tel:  +44 (0)20 7831 3113


About Us

Smith & Nephew (LSE: SN, NYSE:SNN) is one of the world's leading medical devices companies, specialising in Orthopaedics, Endoscopy and Advanced Wound Management. Smith & Nephew ranks as the global leader in arthroscopy and advanced wound management and is the fastest growing full-line orthopaedics company in the world.

Smith & Nephew is dedicated to helping improve people's lives. The company prides itself on the strength of its relationships with its surgeon and healthcare professional customers, with whom its name is synonymous with the highest standards of performance, innovation and trust. The company has 7,500 employees and operates in 32 countries around the world, generating sales of over (GBP)1 billion.

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